Exhibit 99.1

NEWS RELEASE

Fortuna intersects 23.7 g/t gold over 17.8 meters from the
Kingfisher Prospect at the Séguéla Mine

Vancouver, June 20, 2024: Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI) is pleased to provide an update on its exploration program at the Séguéla Mine in Côte d’Ivoire.

Séguéla exploration program highlights:

Kingfisher Prospect
SGDD133:	23.7 g/t Au over an estimated true width of 17.9 meters from 113 meters
SGRC1795:	6.0 g/t Au over an estimated true width of 11.9 meters from 23 meters
SGRC1833:	6.4 g/t Au over an estimated true width of 19.6 meters from 119 meters
SGRC1841:	2.3 g/t Au over an estimated true width of 28.1 meters from 156 meters

Badior Prospect
SGRC1955:	20.5 g/t Au over an estimated true width of 4.2 meters from 53 meters
SGRC1961:	16.2 g/t Au over an estimated true width of 5.6 meters from 53 meters
SGRC1967:	38.3 g/t Au over an estimated true width of 3.5 meters from 27 meters
SGRC1969:	15.7 g/t Au over an estimated true width of 10.5 meters from 132 meters
SGRC1971:	15.6 g/t Au over an estimated true width of 11.9 meters from 122 meters

Ancien Deposit
SGRD1892:	12.3 g/t Au over an estimated true width of 9.1 meters from 297 meters, including 53.6 g/t Au over an estimated true width of 1.4 meters from 297 meters
SGRD1894:	27.4 g/t Au over an estimated true width of 5.6 meters from 335 meters, including 209.0 g/t Au over an estimated true width of 0.7 meters from 335 meters
SGRD1895:	39.1 g/t Au over an estimated true width of 2.8 meters from 254 meters, including 49.2 g/t Au over an estimated true width of 2.1 meters from 254 meters
SGRD1890:	4.3 g/t Au over an estimated true width of 7.0 meters from 194 meters

Paul Weedon, Senior Vice President of Exploration at Fortuna, commented, “The Kingfisher Prospect discovery, first announced in March 2024, has shown impressive growth with continuous drill defined mineralization now delineated along more than 1 kilometer of strike, with highlights including 23.7 g/t Au over an estimated true width of 17.9 meters from drill hole SGDD133, with mineralization remaining open along strike to the south and at depth.” Mr. Weedon continued, “In addition to the success at Kingfisher, infill and extension drilling at Badior has highlighted the high-grade potential of this prospect, exemplified by results such as 15.6 g/t Au over an estimated true width of 11.9 meters from drill hole SGRC1971”. Mr. Weedon concluded, “Results from deeper drilling at Ancien returned several high-grade intersections and continues to build underground mining opportunities at Séguéla”.

Séguéla Mine, Côte d’Ivoire

Kingfisher Prospect

Since the discovery announcement made earlier this year (refer to Fortuna news release dated March 11, 2024) an additional 5,423-meter, 40-hole program was completed at Kingfisher. Results defined continuous mineralization over more than 1-kilometer of strike and joined the previous central and northern lodes (refer to Figures 1, 2 and 3). Drilling continues, testing the depth potential along this zone, as well as progressively infilling the area between the southern and central lodes, which collectively form a strike extent of over 1.9 kilometers. Kingfisher remains open at depth for most of the drilled strike, with the deepest drilling only testing to approximately 200 meters below surface.

The additional drilling at Kingfisher has further refined the understanding of the mineralization controls, with a clear association identified along the strongly deformed contact zone between a series of felsic intrusives, quartz veining, and basaltic units. Mineralization is characterized by silica-biotite-sericite-carbonate alteration and pyrite development, within and adjacent to the quartz veining, similar to the Boulder and Agouti deposits, 1 to 3 kilometers further north in the same sequence.

Drilling is scheduled to continue throughout the second half of 2024 with the aim of expanding the strike and depth potential of Kingfisher to support a maiden resource estimate by early 2025.

Figure 1: Kingfisher’s location, approximately 1-kilometer east of Sunbird

Felsic Volcanics
Volcaniclastics
Basalt-Gabbro-Dolerite
Eastern Andesites
Eastern Schists
Granite
Deposit
Priority prospect
Target
FORTUNA SILVER MINES INC.
P3
8km
BARANA
BADIOR
5km
GABBRO NORTH
P17
P21
PORPHYRY
AGOUTI
PROCESSING PLANT
KOULA
BOUTI
ANTENNA
BOULDER
KESTREL
WINY
SUNBIRD
KINGFISHER
P1
ANCIEN
N
0
2.5
5km
FOLLY
Datum: WGS84_29N Date: 1 March 2024

Figure 2: Kingfisher prospect long section - looking west

Figure 3: Kingfisher prospect cross section: section line 892550 - looking north

Badior Prospect

At Badior, an additional 2,727-meter, 30-hole program was completed during 2024 (refer to Figures 4 and 5), to infill and test depth extensions to previous high-grade intersections (refer to Fortuna news release dated December 12, 2023). Drilling was successful in defining and extending the high-grade core with several intervals returning multiple counts of visible gold (>25 points) associated with quartz-pyrite veining and associated silica-biotite-sericite-carbonate alteration of the host basaltic units, with examples of corresponding grades including 38.3 g/t Au over an estimated true width of 3.5 meters from 27 meters in drill hole SGRC1967, 15.7 g/t Au over an estimated true width of 10.5 meters from 132 meters, including 73.5 g/t Au over 2.1 meters from 132 meters in drill hole SGRC1969, and 16.2 g/t Au over an estimated true width of 5.6 meters from 53 meters in drill hole SGRC1961.

Figure 4: Badior long-section showing select recent results - looking west

Figure 5: Badior cross section showing select recent results - looking north

Ancien Deposit

At Ancien, an additional 3,255-meter, 11-hole infill drill program was completed during the second quarter of 2024 to further refine the controls on the high-grade mineralized shoots at depth. This followed the previously reported results (refer to Fortuna news release dated December 12, 2023).

Results from this program will support an evaluation of the underground mining potential at the Ancien deposit and the wider Séguéla land package.

Refer to Appendix 1 for full details of the Séguéla drill holes and assay results.

Quality Assurance & Quality Control (QA - QC)

Séguéla Mine, Côte d’Ivoire

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All RC drilling used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5% representative sample for submission to the analytical laboratory. The residual 87.5% samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the Company-controlled core yard.

All diamond drilling (DD) drill holes were drilled with HQ sized diamond drill bits. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the Company core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

All RC and DD core samples were shipped to ALS Laboratories’ preparation laboratory in Yamoussoukro for preparation and then, via commercial courier, to ALS’s facility in Ouagadougou, Burkina Faso for finishing. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all samples. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President of Exploration for Fortuna Silver Mines Inc., is a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, including the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core.  There were no limitations to the verification process.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation; statements regarding the exploration potential at Séguéla, the potential for the development of underground mining at Ancien; the Company’s plans to conduct further work at the Kingfisher prospect during 2024 and the expected timing of a maiden resource estimate; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations. Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver, gold and other metals; the timing and success of the Company’s proposed exploration programs; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; the possibility that the appeal in respect of the ruling in favor of Compañia Minera Cuzcatlan S.A. de C.V. reinstating the environmental impact authorization at the San Jose Mine (the “EIA”) will be successful; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2023. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the results from the exploration programs conducted at the Company’s mineral properties ; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s information derived from its exploration programs at the Company’s mineral properties; current mineral resource and reserve estimates; the presence and continuity of mineralization at the Company’s properties; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that the appeal filed in the Mexican Collegiate Court challenging the reinstatement of the EIA will be unsuccessful; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Appendix 1: Séguéla Mine, Côte d’Ivoire

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev (m)	EOH[1] Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW[3] (m)	Au (ppm)	Hole Type	Area

SGDD132	743881	892798	403	117.8	90	-60	76	80	4	3.4	4.1	DD	Kingfisher
							90	96	6	5.1	0.9	DD	Kingfisher
SGDD133	743830	892799	408	177.3	90	-60	113	134	21	17.8	23.7	DD	Kingfisher
						Incl	120	121	1	0.9	29.4	DD	Kingfisher
						And	129	130	1	0.9	440.0	DD	Kingfisher
SGDD134	743700	892800	416	238.3	90	-60	163	203	40	34.0	1.4	DD	Kingfisher
							226	227	1	0.9	17.1	DD	Kingfisher
SGRC1765	743705	892706	418	176	90	-60	141	170	29	24.7	2.3	RC	Kingfisher
						Incl	167	168	1	0.9	15.9	RC	Kingfisher
						And	169	170	1	0.9	24.7	RC	Kingfisher
SGRC1790	743920	893248	415	100	90	-60	NSI					RC	Kingfisher
SGRC1791	743876	893150	413	112	90	-60	NSI					RC	Kingfisher
SGRC1792	743911	893150	406	60	90	-60	NSI					RC	Kingfisher
SGRC1793	743881	893053	406	66	90	-60	41	44	3	2.6	1.9	RC	Kingfisher
SGRC1794	743849	893053	408	110	90	-60	NSI					RC	Kingfisher
SGRC1795	743863	892955	403	45	90	-60	23	37	14	11.9	6.0	RC	Kingfisher
						Incl	26	27	1	0.9	23.6	RC	Kingfisher
						And	28	29	1	0.9	49.9	RC	Kingfisher
SGRC1796	743829	892955	408	95	90	-60	NSI					RC	Kingfisher
SGRC1797	743835	892858	415	42	90	-60	14	27	13	11.1	1.0	RC	Kingfisher
SGRC1798	743805	892858	416	108	90	-60	46	54	8	6.8	1.2	RC	Kingfisher
							58	62	4	3.4	1.5	RC	Kingfisher
							85	100	15	12.8	2.5	RC	Kingfisher
						Incl	90	91	1	0.9	19.1	RC	Kingfisher
SGRC1799	743775	892858	417	137	90	-60	85	87	2	1.7	2.5	RC	Kingfisher
							116	130	14	11.9	1.0	RC	Kingfisher
SGRC1830	743807	892750	403	56	90	-60	17	29	12	10.2	1.2	RC	Kingfisher
							43	52	9	7.7	0.7	RC	Kingfisher
SGRC1831	743773	892750	407	114	90	-60	57	58	1	0.9	5.0	RC	Kingfisher
							67	107	40	34.0	2.0	RC	Kingfisher
						Incl	103	104	1	0.9	23.9	RC	Kingfisher
SGRC1832	743780	892650	405	60	90	-60	35	45	10	8.5	3.6	RC	Kingfisher
						Incl	39	40	1	0.9	18.9	RC	Kingfisher
SGRD1833	743710	892650	419	181.9	90	-60	119	142	23	19.6	6.4	RCD	Kingfisher
						Incl	139	141	2	1.7	49.3	RCD	Kingfisher
							148	164	16	13.6	1.2	RCD	Kingfisher
SGRC1834	743745	892550	404	51	90	-60	26	47	21	17.9	1.0	RC	Kingfisher
SGRC1835	743711	892550	412	114	90	-60	67	83	16	13.6	1.6	RC	Kingfisher
						Incl	81	82	1	0.9	10.4	RC	Kingfisher
							100	107	7	6.0	1.0	RC	Kingfisher
SGRC1836	743720	892450	403	71	90	-60	41	68	27	23.0	2.1	RC	Kingfisher
						Incl	60	61	1	0.9	10.4	RC	Kingfisher
SGRC1837	743687	892450	406	133	90	-60	65	69	4	3.4	1.6	RC	Kingfisher
							112	124	12	10.2	1.2	RC	Kingfisher
SGRC1838	743654	892450	412	162	90	-60	94	96	2	1.7	3.3	RC	Kingfisher
							117	132	15	12.8	1.4	RC	Kingfisher
							136	144	8	6.8	0.7	RC	Kingfisher
							148	154	6	5.1	1.3	RC	Kingfisher
SGRD1839	743650	892700	433	260.1	90	-60	238	241	3	2.6	3.8	RCD	Kingfisher
SGRD1840	743650	892800	425	310.8	90	-60	220	242	22	18.7	1.4	RCD	Kingfisher
							248	269	21	17.9	1.6	RCD	Kingfisher
							279	282	3	2.6	17.1	RCD	Kingfisher
						Incl	280	282	2	1.7	25.0	RCD	Kingfisher
SGRD1841	743667	892650	428	242.9	90	-60	156	189	33	28.1	2.3	RCD	Kingfisher
						Incl	159	161	2	1.7	17.2	RCD	Kingfisher
							201	204	3	2.6	3.9	RCD	Kingfisher
SGRD1842	743706	892750	421	228	90	-60	151	164	13	11.1	0.8	RCD	Kingfisher
							168	183	15	12.8	0.9	RCD	Kingfisher

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev (m)	EOH[1] Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW[3] (m)	Au (ppm)	Hole Type	Area
SGRD1843	743649	892550	422	210	90	-60	136	165	29	24.7	2.2	RCD	Kingfisher
						Incl	149	150	1	0.9	21.0	RCD	Kingfisher
						And	160	161	1	0.9	13.5	RCD	Kingfisher
							184	188	4	3.4	1.3	RCD	Kingfisher
SGRD1845	743616	892450	420	230	90	-60	147	157	10	8.5	0.6	RCD	Kingfisher
							170	180	10	8.5	0.9	RCD	Kingfisher
SGRC1846	743702	892394	403	96	90	-60	49	58	9	7.7	1.0	RC	Kingfisher
							63	86	23	19.6	2.1	RC	Kingfisher
						Incl	78	79	1	0.9	12.1	RC	Kingfisher
SGRC1847	743673	892394	406	110	90	-60	54	57	3	2.6	2.1	RC	Kingfisher
							74	80	6	5.1	0.9	RC	Kingfisher
							84	95	11	9.4	1.4	RC	Kingfisher
							102	107	5	4.3	1.3	RC	Kingfisher
SGRC1848	743638	892394	410	162	90	-60	88	97	9	7.7	2.9	RC	Kingfisher
						Incl	92	93	1	0.9	14.4	RC	Kingfisher
							135	144	9	7.7	1.5	RC	Kingfisher
SGRC1849	743711	892199	403	60	90	-60	3	26	23	19.6	1.7	RC	Kingfisher
SGRC1850	743667	892201	406	101	90	-60	45	90	45	38.3	2.6	RC	Kingfisher
						Incl	64	65	1	0.9	15.0	RC	Kingfisher
						And	67	68	1	0.9	13.1	RC	Kingfisher
SGRD1851	743625	892090	428	140	90	-60	96	110	14	11.9	1.0	RCD	Kingfisher
SGRC1852	743677	892000	431	54	90	-60	0	12	12	10.2	0.9	RC	Kingfisher
SGRC1853	743647	892000	433	120	90	-60	NSI					RC	Kingfisher
SGRD1854	743636	892589	430	240	90	-60	168	180	12	10.2	5.2	RCD	Kingfisher
						Incl	170	171	1	0.9	50.2	RCD	Kingfisher
							185	209	24	20.4	0.8	RCD	Kingfisher
SGRC1856	743745	892858	417	180	90	-60	142	147	5	4.3	1.8	RC	Kingfisher
SGRC1857	743781	892907	423	151	90	-60	NSI					RC	Kingfisher

SGRC1951	743048	901775	408	30	270	-55	NSI					RC	Badior
SGRC1952	743066	901775	408	60	270	-55	47	57	10	7.0	3.2	RC	Badior
SGRC1953	743083	901775	408	90	270	-55	74	78	4	2.8	13.3	RC	Badior
						Incl	74	76	2	1.4	25.3	RC	Badior
							86	98	12	8.4	1.8	RC	Badior
SGRC1954	743047	901724	409	30	270	-55	NSI					RC	Badior
SGRC1955	743063	901724	408	60	270	-55	53	59	6	4.2	20.5	RC	Badior
						Incl	54	55	1	0.7	57.7	RC	Badior
						And	56	57	1	0.7	47.1	RC	Badior
SGRC1956	743048	901750	408	40	270	-55	NSI					RC	Badior
SGRC1957	743074	901750	408	90	270	-55	71	72	1	0.7	7.4	RC	Badior
SGRC1958	743049	901800	408	30	270	-55	NSI					RC	Badior
SGRC1959	743050	901828	408	30	270	-55	NSI					RC	Badior
SGRC1960	743067	901828	409	70	270	-55	NSI					RC	Badior
SGRC1961	743084	901828	408	100	270	-55	53	61	8	5.6	16.2	RC	Badior
						Incl	53	57	4	2.8	25.5	RC	Badior
						And	60	61	1	0.7	17.8	RC	Badior
							67	73	6	4.2	9.9	RC	Badior
						Incl	68	69	1	0.7	53.1	RC	Badior
SGRC1962	743101	901828	409	130	270	-55	79	90	11	7.7	7.6	RC	Badior
						Incl	82	83	1	0.7	16.8	RC	Badior
						And	86	88	2	1.4	25.7	RC	Badior
SGRC1963	743077	901853	407	60	270	-55	NSI					RC	Badior
SGRC1964	743111	901853	409	120	270	-55	86	90	4	2.8	3.1	RC	Badior
SGRC1965	743051	901880	409	30	270	-55	NSI					RC	Badior
SGRC1966	743068	901880	407	60	270	-55	NSI					RC	Badior
SGRC1967	743084	901880	406	90	270	-55	27	32	5	3.5	38.3	RC	Badior
						Incl	28	31	3	2.1	63.0	RC	Badior
SGRC1968	743101	901880	408	120	270	-55	51	52	1	0.7	9.6	RC	Badior
							63	69	6	4.2	3.6	RC	Badior
SGRC1969	743118	901880	408	150	270	-55	112	123	11	7.7	3.1	RC	Badior
						Incl	118	119	1	0.7	15.2	RC	Badior
							132	147	15	10.5	15.7	RC	Badior
						Incl	132	135	3	2.1	73.5	RC	Badior

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev (m)	EOH[1] Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW[3] (m)	Au (ppm)	Hole Type	Area
SGRC1970	743079	901909	402	100	270	-55	0	14	14	9.8	3.2	RC	Badior
SGRC1971	743123	901909	408	160	270	-55	89	91	2	1.4	11.9	RC	Badior
						Incl	90	91	1	0.7	22.9	RC	Badior
							110	116	6	4.2	1.2	RC	Badior
							122	139	17	11.9	15.6	RC	Badior
						Incl	123	124	1	0.7	106.5	RC	Badior
						And	128	131	3	2.1	27.7	RC	Badior
						And	133	134	1	0.7	19.4	RC	Badior
						And	135	136	1	0.7	26.1	RC	Badior
SGRC1972	743099	901928	406	120	270	-55	22	28	6	4.2	2.2	RC	Badior
							34	35	1	0.7	5.1	RC	Badior
SGRC1973	743116	901928	407	150	270	-55	53	61	8	5.6	9.0	RC	Badior
						Incl	54	55	1	0.7	23.0	RC	Badior
						And	59	61	2	1.4	18.1	RC	Badior
							115	119	4	2.8	3.6	RC	Badior
						Incl	144	145	1	0.7	14.9	RC	Badior
SGRC1974	743134	901928	408	187	270	-55	83	87	4	2.8	9.1	RC	Badior
						Incl	86	87	1	0.7	28.5	RC	Badior
							100	106	6	4.2	1.0	RC	Badior
							125	132	7	4.9	0.8	RC	Badior
SGRC1975	743140	901954	407	163	270	-55	104	111	7	4.9	5.6	RC	Badior
						Incl	105	106	1	0.7	30.3	RC	Badior
SGRC1976	743048	901975	407	30	270	-55	NSI					RC	Badior
SGRC1977	743064	901975	406	60	270	-55	NSI					RC	Badior
SGRC1978	743083	901975	405	97	270	-55	NSI					RC	Badior
SGRC1979	743100	901975	404	120	270	-55	NSI					RC	Badior
SGRC1980	743117	901975	405	150	270	-55	39	43	4	2.8	1.3	RC	Badior

SGRD1890	743330	888568	367	220.3	277	-55	194	204	10	7.0	4.3	RCD	Ancien
						Incl	202	203	1	0.7	18.5	RCD	Ancien
SGRD1891	743383	888459	370	340.3	277	-55	284	291	7	4.9	0.8	RCD	Ancien
SGRD1892	743340	888388	373	327	277	-55	297	310	13	9.1	12.3	RCD	Ancien
						Incl	297	299	2	1.4	53.6	RCD	Ancien
						And	307	308	1	0.7	38.4	RCD	Ancien
SGRD1893	743368	888384	373	350	277	-55	303	314	11	7.7	0.7	RCD	Ancien
							334	342	8	5.6	0.7	RCD	Ancien
SGRD1894	743358	888337	373	350.3	277	-55	335	343	8	5.6	27.4	RCD	Ancien
						Incl	335	336	1	0.7	209.0	RCD	Ancien
SGRD1895	743282	888372	373	270	277	-55	233	234	1	0.7	6.5	RCD	Ancien
							239	241	2	1.4	5.0	RCD	Ancien
							254	258	4	2.8	39.1	RCD	Ancien
						Incl	254	257	3	2.1	49.2	RCD	Ancien
SGRD1896	743385	888358	372	370.4	277	-55	356	368	12	8.4	0.6	RCD	Ancien
SGRC1897	743278	888326	375	61	277	-55	Not Sampled		abandoned	RC	Ancien
SGRD1898	743278	888326	375	280	277	-55	260	270	10	7.0	2.7	RCD	Ancien
SGRD1899	743340	888365	374	340.2	277	-55	303	309	6	4.2	2.9	RCD	Ancien
						Incl	308	309	1	0.7	13.4	RCD	Ancien
							315	316	1	0.7	5.0	RCD	Ancien
SGRD1900	743376	888422	371	345	277	-55	273	275	2	1.4	4.8	RCD	Ancien
							295	306	11	7.7	1.0	RCD	Ancien

Notes:

1.	EOH: End of hole
2.	NSI: No significant intercepts
3.	ETW: Estimated true width
4.	Depths and widths reported to nearest significant decimal place
5.	DD: diamond drilling tail | RC: reverse circulation drilling | RCD: reverse circulation drilling with diamond tail